November 19, 2013

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E., Mail Stop 7010 Washington, D.C. 20549 Attention: Ms. Peggy Kim

Re:       Gateway Energy Corporation
Amendment No. 1 to Schedule 13E-3 filed October 31, 2013
File No. 5-36479
Amended Schedule 14C filed October 31, 2013
File No. 0-06404

Dear Ms. Kim:

This letter is in response to your letter dated November 7, 2013, to Gateway Energy Corporation (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) and Preliminary Information Statement on Schedule 14C (the “Schedule 14C”).  For your convenience, the response is preceded by the Staff’s comment.  The Company is also sending to the Staff, by Federal Express, copies of the amended Schedule 13E-3 and Schedule 14C, as filed today with the Commission, marked to show changes from the original filings.

Schedule 13E-3

1.      We note your response to comment one in our letter dated October 3, 2013.  Please revise to include all of the information required by Schedule 13E-3 for Gateway Acquisition and Gateway Energy Holdings LLC.

            Response.  In response to the Staff’s comment, the Company has revised the Schedule 13E-3 and pages 5 and 44 of the Schedule 14C to include all of the information required by Schedule 13E-3 for Gateway Acquisition LLC and Gateway Energy Holdings LLC.

2.      We note that in the information statement, Mr. Brett Rule was added as an Acquiror Filing Person.  Please revise to add Mr. Rule as a filing person and signatory on the Schedule 13E-3, or advise us.

3509011v2

U.S. Securities and Exchange Commission

November 19, 2013

Response.  In response to the Staff’s comment, the Company has revised the Schedule 13E-3 to include Mr. Rule as a filing person and signatory on the Schedule 13E-3.

Schedule 14C

General

3.      We note your response to comment three in our letter dated October 3, 2013.  Please advise as to whom the soliciting stockholders were and why given their position or relationship with the issuer, the solicitation was not made “on behalf of the registrant.”

Response.  Under Rule 14a-2(b)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Rule 14a-3 to 14a-6, Rule 14a-8, and Rule 14a-10 to 14a-15 do not apply to “[a]ny solicitation made otherwise than on behalf of the registrant where the total number of persons solicited in not more than ten”. As set forth on revised pages 13, 14, 15, 16 and 17 of the Schedule 14C, a total of ten stockholders, seven of which did not constitute management, approved the Merger via majority written consent.

The solicitation of consent of the necessary percentage of outstanding shares to approve the Merger occurred as part of and in connection with the formation of the Principal Stockholders group between June 8, 2013 and July 26, 2013.  Of the ten members of the Principal Stockholder group, three were members of management, three were contacted by stockholders not in management and four were solicited by an officer, director or employee of the Company.  Specifically, Henry Crosswell IV, John E. O’Shea, Jr. and Brett C. Rule were contacted regarding their possible participation in the Principal Stockholder group by Frederick M. Pevow, the Company’s President and Chief Executive Officer and a member of the Board, and Chauncey J. Gundelfinger, Jr. was informed regarding a possible going private transaction by John A.. Raasch, a member of the Board.  None of these contacts by Mr. Pevow or Mr. Raasch were made at the direction or on behalf of the registrant.  Though they were members of the Company’s management, in connection with their activities which contributed to the formation of the Principal Stockholder group, including such stockholders’ agreement to approve the Merger, and the activities of this group after its formation, Mr. Pevow and Mr. Raasch acted solely in their capacity as stockholders of the Company to preserve their investment in the Company.

In addition to not acting on behalf of the registrant, the actions of Mr. Pevow and Mr. Raasch in support of the proposed Merger and the approval thereof were contrary to the stated desire of, and the directions given to management by, the Board and the Strategic Alternatives Special Committee.  First, on September 17, 2012, when Mr. Pevow informed the Board that he would be interested in leading a group of investors to propose an LLC Conversion Transaction, the Board rejected this proposal and asked Mr. Pevow to evaluate other alternatives.  Second, on April 20, 2013, the Strategic Alternatives Special Committee informed Mr. Pevow of their desire to effect a transaction with an investor not affiliated with the Company or its management and directed him to negotiate, on the Company’s behalf, with Greycap concerning a possible LLC Conversion Transaction.  Third, at no point during the past two years has the Board or any committee thereof authorized or directed management to solicit existing stockholders to either sponsor a transaction with management participation, including the Merger, or approve the Merger.

3509011v2

U.S. Securities and Exchange Commission

November 19, 2013

Since the solicitation related to the stockholder approval of the Merger was made by and on behalf of the Principal Stockholders (and not the registrant) and the process of obtaining approval of the majority stockholders of the Company's issued and outstanding common stock required votes from only ten major shareholders, the solicitation rules do not apply pursuant to Section 14a-2(b)(2).

4.      We note your response to comment six; however, we reissue our comment since the information in Schedule I and II and the limited liability company agreement has not been filed.

Response.  In response to the Staff’s comment, the Company has filed the missing information in the exhibits to the Subscription, Exchange and Voting Agreement.

5.      We note your response to comment 14 in our letter dated October 3, 2013; however, we reissue that part of our comment asking you to disclose the projections as of May 1, 2013 and June 30, 2013.  We note that Annex G includes projections as of May 6, 2013.

Response.  In response to the Staff’s comment, the Company notes that, as indicated on page 14 of the Schedule 14C, no projections were provided to Greycap prior to May 7, 2013 and that such projections were as of May 6, 2013 and are included in Annex G. The Company has attached the projections provided to the Special Committee as Annex H to the Schedule 14C.

Please call the undersigned at (713) 336-0844 with any additional comments or questions you may have.

Very truly yours,

/s/ Frederick M. Pevow, Jr._________

Frederick M. Pevow, Jr.
President and Chief Executive Officer